UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2017

PETRÓLEO BRASILEIRO S.A. – PETROBRAS ———————————————————————————————————
(Translation of registrant’s name into English)

Avenida República do Chile, 65 20031-912 – Rio de Janeiro, RJ Federative Republic of Brazil
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

Oil and natural gas production in June

Rio de Janeiro, July 17, 2017 - Petróleo Brasileiro S.A. – Petrobras reports that its total oil and natural gas production in June was 2.81 million barrels of oil equivalent per day (boed), of which 2.70 million boed produced in Brazil and 113 thousand boed produced abroad.

The average oil production in Brazil was 2.20 million barrels per day (bpd), a volume 0.6% higher than in May. This result is due mainly to the return to production after scheduled stoppage of platform P-43, in the Barracuda and
Caratinga fields, in Campos Basin, and FPSO Cidade de Mangaratiba, in the Lula
field, in Santos Basin’s pre-salt.

In June, natural gas production in Brazil, excluding the liquefied volume, was
80.3 million m³/d, 1.8% above the previous month. This increase is due mainly to the return to production of FPSO Cidade de Mangaratiba.

Production in the pre-salt reaches new records.

In June, oil production operated by Petrobras (own share and partners), in the pre-salt layer, hit two new records: the monthly record, at 1.35 million bpd, and the daily record, achieved on June 19, at 1.42 million barrels. In addition, operated oil and natural gas production reached the new record of 1.69 million boed.

These results are due mainly to the production start at platform P-66, in the
Lula field, and the entry into production of new producer wells throughout 2017 on FPSOs Cidade de Caraguatatuba, Cidade of Ilhabela, Cidade de Maricá, Cidade
de Mangaratiba and Cidade de Saquarema - all of them installed in Santos Basin.

Oil and natural gas production abroad

In June, oil production in overseas fields was at 65 thousand bpd, a volume 0.1%
higher than the previous month.

Natural gas production was 8.1 million m³/d, 13% below the volume produced in
May 2017. This reduction was mainly the result of lower demand for gas production in Bolivia and production drop in the Hadrian South field, in the
USA.

___________________________________________________________________________________________
www.petrobras.com.br/ir
Contacts:
PETRÓLEO BRASILEIRO S.A. – PETROBRAS | Investor Relations Department I e-mail:
petroinvest@petrobras.com.br
Av. República do Chile, 65 – 10th floor, 1002 – B – 20031-912 – Rio de Janeiro,
RJ | Phone: 55 (21) 3224-1510 / 3224-9947

FORWARD-LOOKING STATEMENTS
This release includes forward-looking statements within the meaning of Section
27A of the Securities Act of 1933, as amended, and Section 21E of the Securities
Exchange Act of 1934, as amended, that are subject to risks and uncertainties.
The forward-looking statements, which address the Company’s expected business and financial performance, among other matters, contain words such as “believe,”
“expect,” “estimate,” “anticipate,” “optimistic,” “intend,” “plan,” “aim,”
“will,” “may,” “should,” “could,” “would,” “likely,” and similar expressions.
Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date on which they are made. There is no assurance that the expected events, trends or results will actually occur. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information or future events or for any other reason.

The Company’s actual results could differ materially from those expressed or forecast in any forward-looking statements as a result of a variety of assumptions and factors. These factors include, but are not limited to, the following: (i) failure to comply with laws or regulations, including fraudulent activity, corruption, and bribery; (ii) the outcome of ongoing corruption investigations and any new facts or information that may arise in relation to the “Lava Jato Operation”; (iii) the effectiveness of the Company’s risk management policies and procedures, including operational risk; and (iv)
litigation, such as class actions or proceedings brought by governmental and regulatory agencies.  A description of other factors can be found in the
Company’s Annual Report on Form 20-F for the year ended December 31, 2016, and the Company’s other filings with the U.S. Securities and Exchange Commission.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

PETRÓLEO BRASILEIRO S.A. – PETROBRAS

Date: July 17, 2017.	By:	/s/ Ivan de Souza Monteiro
	Name:	Ivan de Souza Monteiro
	Title:	Chief Financial Officer and Investor Relations Officer